SUBSCRIPTION AGREEMENT BETWEEN
THE TRUST AND THE INVESTORS

Matisse Discounted Bond CEF Strategy

A Series Of
Starboard Investment Trust

LETTER OF  INVESTMENT INTENT

August 3, 2018

Deschutes Portfolio Strategy,  LLC  d / b /a .MATISSE  CAPITAL (the  "Purchaser") subscribes to  purchase a  beneficial  interes t ("Interest") of  the  Matisse  Discounted Bond  CEF Stra tegy ("Fund"), a series  of Starboard Investment Trust, in the amount of $10.00 for 1 share at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer  to you upon demand cash in the amount of $10.00.

The   Purchaser  acknowledges  receipt   of  a  copy   of   the   Fund's  prospectus  and recognizes that  the  Fund  will not  be  fully operational until  it commences a public offering of its shares.  Accordingly, a number of features  of the Fund described in the prospectus, including, without limitation,  redemption of shares  upon  request  of shareholders, will not  be available until it is fully operational.

The  Purchaser represents and  warrants as follows:

(1)        Purchaser is aware  that  no  federal  or  state  agency  has  made  any  finding  or determination  as  to   the   fair ness   for   investment,  nor   any  recommendation  nor endorsement, of the Interest;

(2)        Purchaser  has  such   knowledge  and   expenence of  financial   and  business matters as will enable  it to utilize  the information made  available  to it in connection with  the  offering of the  Interest to evaluate  the  merits  and  risks  of  the prospective investment and to make an informed investment decision;

(3)        Purchaser recognizes that  the Fund  has no fina ncial or operating history and, further,  that   investment  in   the   Fund   involves   certain   risks  and   that   Purchaser understands the risks related  to the purchase of the Interest  and acknowledges that it can bear the economic risks of such an investment for an indefinite period of time and can suffer  the complete loss thereof;

(4)         Purchaser is  purchasing  the  Interest  for  its  own  account, for  investment purposes only, and not with any present intention of redemption, distribution, or resale of the Interest, either  in whole  or in part;

(5)         Any resale  of the Interest, or any part  thereof,  may be subject to restrictions under the federal securities laws and Purchaser will not sell the Interest purchased by it without registration of  the  Fund  under   the Securities Act  of  1933 or exemption therefrom;

(6)         Purchaser  has   been    furnished  with   and   has   read   this   agreement, the prospectus, and such other  documents relating  to the Fund  as it has requested and as have been provided to it by the Fund; and

(7)        Purchaser  also  has  had  the  opportunity  to ask  questions of,  and  rece1ve answers  from, officers of the Fund  concerning the Fund  and the terms of the offering.

Deschutes Portfolio Strategy, LLC
d/b/a  MATISSE CAPITAL

By:  /s/ Bryn Torkelson
Name:  Bryn Torkelson
Title:  President and CIO